Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MAY 10, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer
Date: May 12, 2011

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2011 Results

SHANGHAI, China, May 10, 2011 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for first-quarter 2011.

Highlights

•	First-Quarter 2011 Net Revenues Increased 16% Year Over Year to $93.6 Million

•	Laboratory Services Net Revenues Grew 12% Year Over Year to $75.2 Million

•	China-Based Laboratory Services Net Revenues Increased 12% Year Over Year to $56.1 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 12% Year Over Year to $19.1 Million

•	Manufacturing Services Net Revenues Grew 35% Year Over Year to $18.3 Million, Driven by Commercial Manufacturing

•	GAAP Diluted Earnings Per ADS Grew 16% Year Over Year to 24 Cents

•	Non-GAAP Diluted Earnings Per ADS Increased 16% Year Over Year to 29 Cents

•	Company Reconfirms 2011 Financial Guidance

Management Comment

“WuXi began 2011 with a strong performance,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We achieved double-digit revenue and EPS growth, while we continued to invest in new capabilities and capacity to better serve our customers.

“WuXi exceeded its financial guidance for the quarter. Revenues grew 16%, versus guidance of 13-15% growth. GAAP and non-GAAP operating margin of 21% and 25%, respectively, exceeded our guidance of 20% and 24%. All of our businesses contributed to this strong revenue and margin performance.

“We continue to expect 2011 to be a strong year for WuXi, with revenue growth of 17-21% and stable margins despite an environment of RMB appreciation and labor cost inflation in China. WuXi is rapidly expanding its new Laboratory Services businesses and is positioned to reap the benefits of years of hard work in research manufacturing with revenue growth in our new commercial manufacturing business.

“In 2011, we will continue to invest and build a strong integrated drug R&D service platform to be the industry’s alternative R&D engine to discover and develop new drugs for our customers. Among our major investment projects in 2011 are a new site in Wuhan for our chemistry business, a new GMP biologics manufacturing facility in WuXi, and continuing build-up of pharmacology models and biology capabilities. We also continue to expand our research manufacturing capacity and our API/drug product stability testing capacity and capability.

“WuXi has the right business model for long-term success,” Dr. Li concluded. “Outsourcing of pharmaceutical R&D is increasing because it offers pharmaceutical and biotech companies greater operational flexibility. Offshore outsourcing to China gives them high-quality scientific expertise at reasonable prices. As the leading offshore outsourcing company in China, WuXi is well positioned to benefit from these trends.”

GAAP Results

First-quarter 2011 net revenues increased 16% year over year to $93.6 million due to 12% growth in Laboratory Services net revenues and 35% growth in Manufacturing Services net revenues. Revenue growth in Laboratory Services was solid, driven by our comprehensive and integrated discovery and development services. Manufacturing Services revenue growth was driven by the continued ramp-up of our large-scale commercial manufacturing business, as well as the robust demand for clinical-trial materials from our research manufacturing business.

First-quarter 2011 GAAP gross profit increased 14% year over year to $34.7 million due to solid revenue growth in Laboratory Services and both strong revenue growth and gross-margin improvement in Manufacturing Services. First-quarter 2011 GAAP gross margin decreased slightly year over year to 37.1% from 37.7% mainly due to business mix, as our highest rate of revenue growth occurred in our relatively lower-margin Manufacturing Services business. Gross margin in Manufacturing Services, while lower than that in Laboratory Services, improved year over year to 26.7% from 19.9% due to strong revenue growth and increasing capacity utilization in our large-scale manufacturing facility. Gross margin in Laboratory Services decreased year over year to 39.6% from 41.4% due to higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion.

First-quarter 2011 GAAP operating income grew 14% to $19.8 million due to the 14% increase in gross profit and 15% growth in operating expenses driven by staff hiring in SG&A functions and higher labor costs.

First-quarter 2011 GAAP net income increased 17% to $18.2 million due to the 14% increase in operating income and a favorable change in other income (expenses) net, offset by higher taxes. Other income (expenses) net in first-quarter 2011 included foreign-exchange gains of $1.2 million compared to foreign-exchange losses of $0.4 million in first-quarter 2010. Higher taxes were the result of higher statutory tax rates for two of our China legal entities and higher pretax income.

First-quarter 2011 GAAP diluted earnings per ADS increased 16% to 24 cents, mainly due to the 17% increase in net income, offset by slightly higher share count due to exercise of stock options.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

First-quarter 2011 non-GAAP gross profit increased 12% year over year to $36.0 million due to revenue growth in Laboratory Services and both strong revenue growth and gross-margin improvement in Manufacturing Services. First-quarter 2011 non-GAAP gross margin decreased year over year to 38.5% from 39.8% mainly due to business mix, as our largest revenue growth occurred in our lower-margin Manufacturing Services business. Gross margin in Manufacturing Services, while lower than that in Laboratory Services, improved year over year due to increased capacity utilization in our large-scale manufacturing facility. Gross margin in Laboratory Services decreased year over year due to higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion.

First-quarter 2011 non-GAAP operating income increased 13% year over year to $23.1 million, primarily due to the 12% increase in non-GAAP gross profit and growth in operating expenses driven by staff hiring in SG&A functions and higher labor costs.

First-quarter 2011 non-GAAP net income grew 17% year over year to $21.4 million due to a 13% increase in non-GAAP operating income and a favorable change in other income (expenses) net, offset by higher taxes. Higher taxes were the result of higher statutory tax rates in China and higher pretax income. Diluted non-GAAP earnings per ADS grew 16% year over year to 29 cents compared to 25 cents in first-quarter 2010, mainly due to the 17% increase in non-GAAP net income, offset by slightly higher share count due to exercise of stock options.

2011 Financial Guidance

The company reconfirms all of its full-year 2011 financial guidance:

•	Total net revenues of $390-405 million, which represents 17-21% growth

•	Growth in net revenues of China-based Laboratory Services of 14-18%

•	Growth in net revenues of U.S.-based Laboratory Services of 8-10%

•	Growth in net revenues of Manufacturing Services of 50-60%

•

Decrease in gross margin of about 1 percentage point due to appreciation of the Chinese RMB relative to the U.S. dollar and labor cost inflation, partially offset by a gross margin increase in our manufacturing business

•	GAAP operating margin of 21-22%, non-GAAP operating margin of 24-25%

•	Capital expenditures of $50-60 million

•	GAAP effective tax rate of 17-18% due to an increase in the statutory tax rate of the company’s Shanghai and Tianjin legal entities from 11% in 2010 to 15% and 12%, respectively, in 2011

The Company provides the following guidance for second-quarter 2011 performance:

•	Total net revenues of $97-99 million

•	Laboratory Services revenues of $79-80 million, Manufacturing Services net revenues of $18-19 million

•	GAAP and non-GAAP operating margins comparable to the first quarter of 2011

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	March 31, 2011	December 31, 2010
Assets:
Current assets:
Cash and cash equivalents	147,118	115,401
Restricted cash	1,699	1,989
Short-term investment	15,326	38,084
Accounts receivable, net	68,045	57,041
Inventories	20,081	17,277
Prepaid expenses and other current assets	15,029	15,124

Total current assets	267,298	244,916
Non-current assets:
Goodwill	24,845	23,956
Property, plant and equipment, net	208,550	205,547
Intangible assets, net	3,807	4,254
Land use rights	5,376	5,352
Deferred tax assets	10,082	10,887
Other non-current assets	2,117	3,221

Total non-current assets	254,777	253,217

Total assets	522,075	498,133

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	4,533	263
Accounts payable	15,376	14,800
Accrued expenses	10,922	20,548
Deferred revenue	9,437	8,816
Advanced subsidies	3,596	4,460
Other taxes payable	4,699	2,790
Convertible notes	35,864	—
Other current liabilities	9,592	7,891

Total current liabilities	94,019	59,568

Non-current liabilities:
Long-term debt, excluding current portion	1,791	1,852
Advanced subsidies	3,338	2,934
Convertible notes	—	35,864
Other non-current liabilities	4,614	5,085

Total non-current liabilities	9,743	45,735

Total liabilities	103,762	105,303

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized as of December 31, 2010 and March 31, 2011; 560,972,080 and 565,840,984 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	11,317	11,219
Additional paid-in capital	336,618	332,913
Retained earnings	40,403	22,180
Accumulated other comprehensive income	29,975	26,518

Total equity	418,313	392,830

Total liabilities and equity	522,075	498,133

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2011	2010	% Change
Net revenues:
Laboratory Services	75,218	66,998	12%
Manufacturing Services	18,337	13,604	35%

Total net revenues	93,555	80,602	16%

Cost of revenues:
Laboratory Services	(45,414)	(39,285)	16%
Manufacturing Services	(13,447)	(10,899)	23%

Total cost of revenues	(58,861)	(50,184)	17%

Gross profit:
Laboratory Services	29,804	27,713	8%
Manufacturing Services	4,890	2,705	81%

Total gross profit	34,694	30,418	14%

Operating expenses:
Selling and marketing expenses	(1,958)	(2,282)	(14%)
General and administrative expenses	(12,896)	(10,701)	21%

Total operating expenses	(14,854)	(12,983)	14%

Operating income	19,840	17,435	14%

Other income (expenses), net:
Other income (expenses), net	1,627	183	*
Interest income (expenses), net	831	98	*

Total other income (expenses), net	2,458	281	*

Income before income taxes	22,298	17,716	26%
Income tax expense	(4,074)	(2,199)	85%

Net income	18,224	15,517	17%

Basic net earnings per ADS	0.26	0.22	15%
Diluted net earnings per ADS	0.24	0.21	16%

Weighted average ADS outstanding—basic	70,419,377	69,075,025
Weighted average ADS outstanding—diluted	74,944,373	74,230,526

*	Not meaningful or greater than 100%

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO Non-GAAP

(in thousands of U.S. dollars, except ADS data and par value data)

	Three Months Ended March 31,
	2011	2010	% Change
GAAP gross profit	34,694	30,418	14%
GAAP gross margin	37%	38%
Adjustments:
Share-based compensation	975	889	10%
Amortization of acquired intangible assets	355	764	(54%)

Non-GAAP gross profit	36,024	32,071	12%
Non-GAAP gross margin	39%	40%

GAAP operating income	19,840	17,435	14%
GAAP operating margin	21%	22%
Adjustments:
Share-based compensation	2,937	2,322	26%
Amortization of acquired intangible assets	355	764	(54%)

Non-GAAP operating income	23,132	20,521	13%
Non-GAAP operating margin	25%	25%

GAAP net income	18,224	15,517	17%
GAAP net margin	19%	19%
Adjustments:
Share-based compensation	2,937	2,322	26%
Amortization of acquired intangible assets	355	764	(54%)
Deferred tax impact related to acquired intangible assets	(138)	(296)	(53%)

Non-GAAP net income	21,378	18,307	17%
Non-GAAP net margin	23%	23%

Income attributable to holders of ADS (Non-GAAP):
Basic	21,378	18,307	17%
Diluted	21,378	18,307	17%

Basic earnings per ADS (Non-GAAP)	0.30	0.27	15%
Diluted earnings per ADS (Non-GAAP)	0.29	0.25	16%

Weighted average ADS outstanding – basic (Non-GAAP)	70,419,377	69,075,025
Weighted average ADS outstanding – diluted (Non-GAAP)	74,944,373	74,230,526

WUXI PHARMATECH (CAYMAN) INC.

REVENUE RECONCILIATION BY GEOGRAPHY

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2011	2010	% Change
Net revenues:
China-based Laboratory Services	56,141	49,972	12%
China-based Manufacturing Services	18,337	13,604	35%

Subtotal	74,478	63,576	17%
U.S.-based Laboratory Services	19,077	17,026	12%

Total net revenues	93,555	80,602	16%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Wednesday, May 11, 2011, to discuss its first-quarter 2010 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	59879300

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	59879300

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the first-quarter 2010 and 2011 gross profit, gross margin, operating income, operating margin, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for second-quarter and full-year 2011 (including, as applicable, estimated total net revenues, China-based Laboratory Services net revenues, U.S.-based Laboratory Services net revenue, Manufacturing Services net revenues, operating margins, capital expenditures, effective tax rates, and other trends), expanded growth in our commercial manufacturing business, our planned investments for 2011, anticipated industry changes and trends and our ability to benefit therefrom.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis; these investments may not yield the desired results and we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; and we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2010 Annual Report on Form 20-F. Our results of operations for first-quarter 2011 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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